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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FEDERAL SERVICES ACQUISITION CORPORATION
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
313833204
(CUSIP Number)
October 20, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	313833204

1	NAMES OF REPORTING PERSONS: Sapling, LLC
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,679,489

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		1,679,489

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

	1,679,489

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.4%

12	TYPE OF REPORTING PERSON*:

	OO

*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	313833204

1	NAMES OF REPORTING PERSONS: Fir Tree Recovery Master Fund, L.P.
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Cayman Islands

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		820,511

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		820,511

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*:

	820,511

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	3.1%

12	TYPE OF REPORTING PERSON*:

	PN

*SEE INSTRUCTIONS BEFORE FILLING OUT

SCHEDULE 13G
     This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Sapling, LLC, a Delaware limited liability company (“Sapling”), and Fir Tree Recovery Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Recovery”), relating to shares of common stock of Federal Services Acquisition Corporation, a Delaware corporation (the “Issuer”), purchased by Sapling and Fir Tree Recovery. Fir Tree Value Master Fund, LP, a Cayman Islands exempted limited partnership (“Fir Tree Master”), is the sole member of Sapling and Fir Tree, Inc., a New York corporation (“Fir Tree”), is the investment manager of both Sapling and Fir Tree Recovery.

Item 1(a)	Name of Issuer.

Federal Services Acquisition Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices.

900 Third Avenue, 33rd Floor
New York, New York 10022-4775

Item 2(a)	Name of Person Filing.

Sapling, LLC (“Sapling”) and Fir Tree Recovery Master Fund, L.P.
(“Fir Tree Recovery”)

Item 2(b)	Address of Principal Business Office.

535 Fifth Avenue
31st Floor
New York, New York 10017

Item 2(c)	Place of Organization.

Sapling is a Delaware limited liability company. Fir Tree Recovery is a Cayman Islands exempted limited partnership.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $.0001 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

313833204

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)	Sapling and Fir Tree Recovery are the beneficial owners of 2,500,000 shares of Common Stock.

(b)	Sapling and Fir Tree Recovery are the beneficial owners of 9.5% of the outstanding shares of Common Stock. This percentage is determined by dividing the number of shares beneficially held by 26,250,000, the number of shares of Common Stock issued and outstanding as of October 20, 2005, as reported in the Issuer’s Prospectus filed pursuant to Rule 424(b)(4) of the Securities Exchange Act of 1934 dated October 19, 2005.

(c)	Sapling may direct the vote and disposition of the 1,679,489 shares of Common Stock. Fir Tree Recovery may direct the vote and disposition of 820,511 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Fir Tree Master, as the sole member of Sapling, has the right to receive dividends from and the proceeds from the sale of the Common Stock.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 31, 2005
SAPLING, LLC
By:       FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President

FIR TREE RECOVERY MASTER FUND, L.P.
By:       FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name:	Jeffrey Tannenbaum
Title:	President